Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS SECOND QUARTER 2019 RESULTS

•	Delivered strong financial and operational performance in Wireless

•	Grew service revenue by 3% and adjusted EBITDA by 10%

•	Delivered postpaid churn of 0.99% for the second consecutive quarter

•	Increased blended ABPU by 4%; increased blended ARPU by 2%

•	Added 77,000 postpaid nets, reflecting disciplined loading

•	Introduced Rogers Infinite™, with 365,000 Canadians on new unlimited plans

•	Grew Cable revenue and adjusted EBITDA by 1% and 3%, respectively

•	Continued strong Internet revenue growth of 7%

•	Added 22,000 Internet nets, reflecting continued growth in Internet penetration

•	Expanded Ignite TV to Newfoundland; set to launch in New Brunswick this summer

•	Increased total revenue and adjusted EBITDA by 1% and 9%, respectively

•
Returned $307 million to shareholders, including $257 million in dividend payments and $50 million in share repurchases through our normal course issuer bid program; year to date, $709 million returned to shareholders through dividends and share repurchases

TORONTO (July 23, 2019) - Rogers Communications Inc. today announced its unaudited financial and operating results for the second quarter ended June 30, 2019.

Consolidated Financial Highlights

	Three months ended June 30			Six months ended June 30
(In millions of Canadian dollars, except per share amounts, unaudited)	2019	2018 [1]	% Chg	2019	2018 [1]	% Chg

Total revenue	3,780	3,756	1	7,367	7,389	—
Total service revenue [2]	3,345	3,300	1	6,488	6,427	1
Adjusted EBITDA [3]	1,635	1,504	9	2,970	2,842	5
Net income	591	538	10	982	963	2
Adjusted net income [3]	597	554	8	1,002	1,031	(3)

Diluted earnings per share	$1.15	$1.04	11	$1.90	$1.86	2
Adjusted diluted earnings per share [3]	$1.16	$1.07	8	$1.94	$1.99	(3)

Cash provided by operating activities	1,057	1,048	1	2,055	1,933	6
Free cash flow [3,4]	609	595	2	1,014	1,036	(2)

[1]
Effective January 1, 2019, we adopted IFRS 16, Leases (IFRS 16), with the ongoing impacts of this standard included in our results prospectively from that date. Our 2018 results have not been restated. See "Critical Accounting Policies and Estimates".

[2]	As defined. See "Key Performance Indicators".

[3]
As defined. See "Non-GAAP Measures". These measures should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies.

[4]
Effective January 1, 2019, we have redefined free cash flow such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We have redefined free cash flow to simplify this measure and believe removing it will make us more comparable within our industry.

"We delivered strong growth across all the key value drivers of our business, while making the right long-term investments and significantly advancing our strategic plan," said Joe Natale, President and CEO. "Our robust fundamental performance enabled us to take an important step forward to introduce unlimited data plans with no overage fees for Canadians. This is another important initiative, led by Rogers, in putting our customers first."

Rogers Communications Inc.	1	Second Quarter 2019

Quarterly Financial Highlights

Revenue
Both total revenue and total service revenue increased 1% this quarter, largely driven by a 3% increase in Wireless service revenue. Strong Wireless service revenue growth was primarily a result of a larger postpaid subscriber base and continued increases in blended ARPU, our thirteenth consecutive quarter of year on year blended ARPU growth.

Cable revenue increased by 1% this quarter, as Internet revenue growth of 7% continued to drive this segment.

Media revenue decreased by 3% this quarter, primarily as a result of the sale of our publishing business at the beginning of April 2019 and lower Toronto Blue Jays revenue, partially offset by higher Sportsnet revenue. Excluding the impact of the sale of our publishing business, Media revenue would have been stable this quarter compared to 2018.

Adjusted EBITDA and margins
This quarter, consolidated adjusted EBITDA increased by 9%, with our adjusted EBITDA margin expanding by 330 basis points. The adoption of IFRS 16 resulted in an increase in adjusted EBITDA compared to last year as we have not restated 2018 comparatives; this contributed 3 percentage points of the growth, the majority of which impacts Wireless.

Wireless adjusted EBITDA grew 10%, leading to a margin of 50.3%, an expansion of 380 basis points from last year, as a result of strong growth in Wireless service revenue and the impact of adopting IFRS 16.

Cable adjusted EBITDA increased 3% this quarter primarily from the ongoing product mix shift to higher-margin Internet services and various cost efficiencies achieved. This gave rise to a margin of 47.9% this quarter, up 130 basis points from last year.

Media adjusted EBITDA increased by 20% this quarter, primarily as a result of lower player salaries at the Toronto Blue Jays.

Net income and adjusted net income
Net income and adjusted net income increased this quarter by 10% and 8%, respectively, primarily as a result of the higher adjusted EBITDA discussed above.

Substantial cash flow affords financial flexibility and supports network evolution
We continued to generate substantial cash flow from operating activities of $1,057 million this quarter, up 1%, and free cash flow of $609 million this quarter, up 2%.

Our solid financial results enable us to continue to make investments in our network and spectrum holdings, strengthen our balance sheet and liquidity, and still return substantial cash to shareholders through dividends and share repurchases. We paid $257 million in dividends this quarter, repurchased for cancellation 0.7 million Class B Non-Voting common shares (Class B Non-Voting Shares) for $50 million under our normal course issuer bid (NCIB) program, and ended the quarter with a debt leverage ratio of 3.0, up from 2.5 at the end of 2018, as a result of our acquisition of $1.7 billion of 600 MHz spectrum licences this quarter (0.3 impact), and our adoption of IFRS 16 (0.2 impact).

Rogers Communications Inc.	2	Second Quarter 2019

Strategic Highlights

Our six company priorities guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights.

Create best-in-class customer experiences by putting our customers first in everything we do

•	Launched Rogers Infinite™ unlimited data plans with no overage charges.

•	Introduced 24 and 36 month $0 down, interest-free device financing on Rogers Infinite™ plans.

•	Delivered Wireless postpaid churn of 0.99% for the second consecutive quarter.

Invest in our networks and technology to deliver leading performance and reliability

•	Acquired critical 5G 600 MHz spectrum licences in every province and territory.

•	Continued to test and deploy 5G-ready technology, including 5G data tests in Ottawa, Toronto, and Vancouver.

•	Announced the launch of a 5G innovation hub that will test 5G applications and use cases at Communitech in Waterloo.

Deliver innovative solutions and compelling content that our customers will love

•	Launched Ignite TV in Newfoundland.

•	Launched Ignite WiFi™ Hub for all Ignite TV customers to give them ultimate control over their WiFi experience.

Drive profitable growth in all the markets we serve

•	Increased total service revenue and adjusted EBITDA by 1% and 9%, respectively.

•	Increased Wireless blended ABPU by 4% and blended ARPU by 2%.

•	Returned over $300 million to shareholders through dividend payments and share repurchases.

Develop our people and a high performance culture

•	Achieved a company-wide engagement score of 85%, five points above global best-in-class companies.

•	Named to the LGBT Corporate Canadian Index, an index that recognizes companies advancing equality.

•
Announced a $10 million investment to support a new cybersecurity centre at Ryerson University focused on building diverse digital skills of the future and to help fulfill our ongoing demand for skilled cybersecurity professionals.

Be a strong, socially responsible leader in our communities across Canada

•	Volunteered 20,000 hours to support 80 volunteer events across Canada for our second annual Give Together Days.

•	Awarded 362 scholarships to youth as part of our Ted Rogers Scholarship Fund program.

•	Reached 315 non-profit housing partners with our Connected for Success affordable broadband program.

Rogers Communications Inc.	3	Second Quarter 2019

About Rogers

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Paul Carpino	Terrie Tweddle
647.435.6470	647.501.8346
paul.carpino@rci.rogers.com	terrie.tweddle@rci.rogers.com

Quarterly Investment Community Teleconference

Our second quarter 2019 results teleconference with the investment community will be held on:

•	July 23, 2019

•	8:00 a.m. Eastern Time

•	webcast available at investors.rogers.com

•	media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	4	Second Quarter 2019

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and six months ended June 30, 2019, as well as forward-looking information about future periods. This earnings release should be read in conjunction with our Second Quarter 2019 MD&A; our Second Quarter 2019 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2018 Annual MD&A; our 2018 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

Effective January 1, 2019, we adopted the new accounting standard, IFRS 16, Leases (IFRS 16), that is discussed in "Critical Accounting Policies and Estimates" in this earnings release and in our Second Quarter 2019 MD&A. The adoption of IFRS 16 had a significant effect on our reported results. Due to our selected transition method, we have not restated our prior year comparatives.

Effective January 1, 2019, we have redefined free cash flow, a non-GAAP measure, such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We have redefined free cash flow to simplify this measure and believe removing this adjustment will make us more comparable within our industry. See "Non-GAAP Measures" for more information.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2018 Annual MD&A. In April 2019, we sold our publishing division, including our print and digital magazine brands, to St. Joseph Communications.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as at July 22, 2019 and was approved by the Audit and Risk Committee of RCI's Board of Directors (the Board) on that date. This earnings release includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this earnings release, this quarter, the quarter, or the second quarter refer to the three months ended June 30, 2019, the first quarter refers to the three months ended March 31, 2019, and year to date refers to the six months ended June 30, 2019, unless the context indicates otherwise. All results commentary is compared to the equivalent periods in 2018 or as at December 31, 2018, as applicable, unless otherwise indicated.

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Rogers Communications Inc.	5	Second Quarter 2019

Wireless and Cable are operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	6	Second Quarter 2019

Summary of Consolidated Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins and per share amounts)	2019	2018 [1]	% Chg		2019	2018 [1]	% Chg

Revenue
Wireless	2,244	2,214	1		4,433	4,405	1
Cable	997	991	1		1,973	1,960	1
Media	591	608	(3)		1,059	1,140	(7)
Corporate items and intercompany eliminations	(52)	(57)	(9)		(98)	(116)	(16)
Revenue	3,780	3,756	1		7,367	7,389	—
Total service revenue [2]	3,345	3,300	1		6,488	6,427	1

Adjusted EBITDA [3]
Wireless	1,128	1,029	10		2,143	1,963	9
Cable	478	462	3		923	895	3
Media	72	60	20		(12)	83	n/m
Corporate items and intercompany eliminations	(43)	(47)	(9)		(84)	(99)	(15)
Adjusted EBITDA	1,635	1,504	9		2,970	2,842	5

Adjusted EBITDA margin [3]	43.3%	40.0%	3.3	pts	40.3%	38.5%	1.8	pts

Net income	591	538	10		982	963	2
Basic earnings per share	$1.15	$1.04	11		$1.91	$1.87	2
Diluted earnings per share	$1.15	$1.04	11		$1.90	$1.86	2

Adjusted net income [3]	597	554	8		1,002	1,031	(3)
Adjusted basic earnings per share [3]	$1.17	$1.08	8		$1.95	$2.00	(3)
Adjusted diluted earnings per share [3]	$1.16	$1.07	8		$1.94	$1.99	(3)

Capital expenditures	742	657	13		1,359	1,262	8
Cash provided by operating activities	1,057	1,048	1		2,055	1,933	6
Free cash flow [3,4]	609	595	2		1,014	1,036	(2)
n/m - not meaningful

[1]
Effective January 1, 2019, we adopted IFRS 16, with the ongoing impacts of this standard included in our results prospectively from that date. Our 2018 results have not been restated for the effects of IFRS 16. See "Critical Accounting Policies and Estimates".

2 As defined. See "Key Performance Indicators".

[3]
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[4]	2018 free cash flow has been restated. See "Non-GAAP Measures" for more information.

Rogers Communications Inc.	7	Second Quarter 2019

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2019	2018	% Chg		2019	2018	% Chg

Revenue
Service revenue	1,813	1,761	3		3,560	3,448	3
Equipment revenue	431	453	(5)		873	957	(9)
Revenue	2,244	2,214	1		4,433	4,405	1

Operating expenses
Cost of equipment	467	488	(4)		968	1,049	(8)
Other operating expenses	649	697	(7)		1,322	1,393	(5)
Operating expenses	1,116	1,185	(6)		2,290	2,442	(6)

Adjusted EBITDA	1,128	1,029	10		2,143	1,963	9

Adjusted EBITDA margin	50.3%	46.5%	3.8	pts	48.3%	44.6%	3.7	pts
Capital expenditures	390	240	63		672	500	34

Wireless Subscriber Results 1

	Three months ended June 30				Six months ended June 30
(In thousands, except churn, blended ABPU, and blended ARPU)	2019	2018	Chg		2019	2018	Chg

Postpaid
Gross additions	351	389	(38)		646	766	(120)
Net additions	77	122	(45)		100	217	(117)
Total postpaid subscribers [2]	9,257	8,921	336		9,257	8,921	336
Churn (monthly)	0.99%	1.01%	(0.02	pts)	0.99%	1.04%	(0.05	pts)
Prepaid
Gross additions	199	191	8		370	354	16
Net additions (losses)	8	(13)	21		(48)	(73)	25
Total prepaid subscribers [2,3]	1,451	1,705	(254)		1,451	1,705	(254)
Churn (monthly)	4.43%	3.98%	0.45	pts	4.57%	4.11%	0.46	pts
Blended ABPU (monthly)	$67.16	$64.80	$2.36		$65.81	$63.74	$2.07
Blended ARPU (monthly)	$56.73	$55.60	$1.13		$55.36	$54.64	$0.72

[1]	Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

[3]
Effective April 1, 2019, we adjusted our Wireless prepaid subscriber base to remove 127,000 subscribers as a result of a change to our deactivation policy from 180 days to 90 days to be more consistent within the industry.

Service revenue
The 3% increases in service revenue this quarter and year to date were a result of:

•	a larger postpaid subscriber base; and

•	a 2% increase in blended ARPU this quarter and 1% increase year to date, primarily due to the increased mix of subscribers on higher-rate plans from our various brands.

The 4% increase in blended ABPU this quarter and 3% increase year to date were a result of the increased service revenue as described above.

The decreases in gross and net postpaid subscriber additions for the three and six months ended June 30, 2019 were a result of our disciplined approach around subscriber base management and an overall softness in the market this year compared to last year. We believe the record low postpaid churn this quarter and on a year-to-date basis was a

Rogers Communications Inc.	8	Second Quarter 2019

result of our strategic focus on enhancing the customer experience by improving our customer service and continually increasing the quality of our network.

Equipment revenue
The 5% decrease in equipment revenue this quarter and 9% decrease year to date were a result of:

•	a decrease in device upgrades by existing subscribers; partially offset by

•	a shift in the product mix of device sales towards higher-value smartphones.

Operating expenses
Cost of equipment
The 4% decrease in the cost of equipment this quarter and 8% decrease year to date were a result of:

•	the decrease in device upgrades by existing subscribers, as discussed above; partially offset by

•	a shift in the product mix of device sales towards higher-cost smartphones.

Other operating expenses
The 7% decrease in other operating expenses this quarter and 5% decrease year to date were primarily a result of:

•	the impact of the adoption of IFRS 16; and

•	various cost efficiencies.

Adjusted EBITDA
The 10% increase in adjusted EBITDA this quarter and 9% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	9	Second Quarter 2019

CABLE

Cable Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2019	2018	% Chg		2019	2018	% Chg

Revenue
Internet	573	538	7		1,114	1,044	7
Television	355	357	(1)		712	722	(1)
Phone	65	93	(30)		141	189	(25)
Service revenue	993	988	1		1,967	1,955	1
Equipment revenue	4	3	33		6	5	20
Revenue	997	991	1		1,973	1,960	1

Operating expenses
Cost of equipment	6	4	50		11	9	22
Other operating expenses	513	525	(2)		1,039	1,056	(2)
Operating expenses	519	529	(2)		1,050	1,065	(1)

Adjusted EBITDA	478	462	3		923	895	3

Adjusted EBITDA margin	47.9%	46.6%	1.3	pts	46.8%	45.7%	1.1	pts
Capital expenditures	285	352	(19)		574	649	(12)

Cable Subscriber Results 1

	Three months ended June 30			Six months ended June 30
(In thousands)	2019	2018	Chg	2019	2018	Chg

Internet
Net additions	22	23	(1)	36	49	(13)
Total Internet subscribers [2]	2,466	2,370	96	2,466	2,370	96
Television
Net losses	(26)	(9)	(17)	(54)	(21)	(33)
Total Television subscribers [2]	1,631	1,719	(88)	1,631	1,719	(88)
Phone
Net (losses) additions	(10)	3	(13)	(20)	12	(32)
Total Phone subscribers [2]	1,096	1,120	(24)	1,096	1,120	(24)

Homes passed [2]	4,412	4,344	68	4,412	4,344	68
Total service units [3]
Net (losses) additions	(14)	17	(31)	(38)	40	(78)
Total service units [2]	5,193	5,209	(16)	5,193	5,209	(16)

[1]	Subscriber counts are key performance indicators. See "Key Performance Indicators".
2 As at end of period.
3 Includes Internet, Television, and Phone.

Revenue
The 1% increases in revenue this quarter and year to date were a result of:

•	a larger Internet subscriber base and the movement of Internet customers to higher speed and usage tiers;

•	the movement of Television customers to higher content tiers; and

•	the impact of Internet and Television service pricing changes; partially offset by

•	promotional pricing provided to subscribers; and

•	a lower subscriber base for our Television products.

Rogers Communications Inc.	10	Second Quarter 2019

Internet revenue
The 7% increases in Internet revenue this quarter and year to date were a result of:

•	general movement of customers to higher speed and usage tiers of our Internet offerings;

•	a larger Internet subscriber base; and

•	the impact of Internet service pricing changes; partially offset by

•	promotional pricing provided to subscribers.

Television revenue
The 1% decreases in Television revenue this quarter and year to date were a result of:

•	the general decline in Television subscribers over the past year; partially offset by

•	the movement of customers to higher content tiers; and

•	new Ignite TV subscribers.

Phone revenue
The 30% decrease in Phone revenue this quarter and 25% decrease year to date were primarily a result of new bundled pricing constructs that provide a larger Phone discount and the general decline in Phone subscribers over the past year.

Operating expenses
The 2% decrease in operating expenses this quarter and 1% decrease year to date were a result of various cost efficiencies.

Adjusted EBITDA
The 3% increases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	Second Quarter 2019

MEDIA

Media Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2019	2018	% Chg		2019	2018	% Chg

Revenue	591	608	(3)		1,059	1,140	(7)
Operating expenses	519	548	(5)		1,071	1,057	1

Adjusted EBITDA	72	60	20		(12)	83	n/m

Adjusted EBITDA margin	12.2%	9.9%	2.3	pts	(1.1)%	7.3%	(8.4	pts)
Capital expenditures	17	14	21		39	29	34

Revenue
The 3% decrease in revenue this quarter and 7% decrease year to date were a result of:

•	the sale of our publishing business this quarter; and

•	lower Toronto Blue Jays revenue; partially offset by

•	higher advertising and subscription revenue generated by our Sportsnet properties.

The year to date decrease in Media revenue was also affected by a Major League Baseball distribution to the Toronto Blue Jays in the first quarter of 2018. Excluding the sale of our publishing business and the impact of the distribution from Major League Baseball last year, Media revenue would have remained stable for the quarter and year to date.

Operating expenses
The 5% decrease in operating expenses this quarter was a result of:

•	lower Toronto Blue Jays player salaries, in part due to the salary timing impact of player trades in the first quarter of 2019; and

•	lower publishing-related costs due to the sale of this business; partially offset by

•	higher programming costs.

In addition to the items above, the 1% increase in operating expenses year to date was a result of the salary timing impact of Toronto Blue Jays player trades in the first quarter of 2019.

Adjusted EBITDA
The 20% increase this quarter and decrease year to date in adjusted EBITDA were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	12	Second Quarter 2019

CAPITAL EXPENDITURES

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except capital intensity)	2019	2018	% Chg		2019	2018	% Chg

Capital expenditures [1]

Wireless	390	240	63		672	500	34
Cable	285	352	(19)		574	649	(12)
Media	17	14	21		39	29	34
Corporate	50	51	(2)		74	84	(12)

Capital expenditures [1]	742	657	13		1,359	1,262	8

Capital intensity [2]	19.6%	17.5%	2.1	pts	18.4%	17.1%	1.3	pts

[1]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

[2]	As defined. See "Key Performance Indicators".

Wireless
The increases in capital expenditures in Wireless this quarter and year to date were a result of investments made to upgrade our wireless network to continue delivering reliable performance for our customers. We have continued augmenting our existing LTE network with 4.5G technology investments that are also 5G-ready.

Cable
The decreases in capital expenditures in Cable this quarter and year to date were a result of lower investments in customer premise equipment, partially offset by greater investments in information technology. We continued upgrading our hybrid fibre-coaxial infrastructure with additional fibre deployments and node segmentation activities. These deployments and enhancements will help deliver more bandwidth and an even more reliable customer experience.

Media
The increases in capital expenditures in Media this quarter and year to date were a result of higher investments in renovations of the Rogers Centre, partially offset by lower investments in our broadcast and IT infrastructure and the sale of our publishing business.

Corporate
The decreases in capital expenditures in Corporate this quarter and year to date were a result of higher investments in information technology in 2018.

Capital intensity
Total capital intensity increased this quarter and year to date as a result of higher capital expenditures, as discussed above, partially offset by higher total revenue.

Rogers Communications Inc.	13	Second Quarter 2019

Critical Accounting Policies and Estimates

See our 2018 Annual MD&A and our 2018 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2019
IFRS 16
Effective January 1, 2019, we adopted IFRS 16, which supersedes previous accounting standards for leases, including IAS 17, Leases (IAS 17) and IFRIC 4, Determining whether an arrangement contains a lease (IFRIC 4).

IFRS 16 introduced a single accounting model for lessees. A lessee is required to recognize, on its statement of financial position, a right-of-use asset, representing its right to use the underlying leased asset, and a lease liability, representing its obligation to make lease payments. As a result of adopting IFRS 16, we have recognized a significant increase to both assets and liabilities on our Consolidated Statements of Financial Position, as well as a decrease to operating costs (for the removal of rent expense for leases), an increase to depreciation and amortization (due to depreciation of the right-of-use asset), and an increase to finance costs (due to accretion of the lease liability). The accounting treatment for lessors remains largely the same as under IAS 17.

We adopted IFRS 16 with the cumulative effect of initial application recognized as an adjustment to retained earnings within shareholders' equity on January 1, 2019. We have not restated comparatives for 2018. At transition, we applied the practical expedient available to us as lessee that allows us to maintain our lease assessments made under IAS 17 and IFRIC 4 for existing contracts. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed after January 1, 2019.

For leases that were classified as operating leases under IAS 17, lease liabilities at transition have been measured at the present value of remaining lease payments, discounted at the related incremental borrowing rate as at January 1, 2019. Generally, right-of-use assets at transition have been measured at an amount equal to the corresponding lease liabilities, adjusted for any prepaid or accrued rent relating to that lease. For certain leases where we have readily available information, we have elected to measure the right-of-use assets at their carrying amounts as if IFRS 16 had been applied since the lease commencement date using the related incremental borrowing rate for the remaining lease period as at January 1, 2019.

When applying IFRS 16 to leases previously classified as operating leases, the following practical expedients were available to us. We have:

•	applied a single discount rate to a portfolio of leases with similar characteristics;

•	excluded initial direct costs from measuring the right-of-use asset as at January 1, 2019;

•	used hindsight in determining the lease term where the contract contains purchase, extension, or termination options; and

•
relied upon our assessment of whether leases are onerous under the requirements of IAS 37, Provisions, contingent liabilities and contingent assets as at December 31, 2018 as an alternative to reviewing our right-of-use assets for impairment.

We have elected to not separate fixed non-lease components from lease components and instead account for each lease component and associated fixed non-lease components as a single lease component. On transition, we have not elected the recognition exemptions on short-term leases or low-value leases; however, we may choose to elect the recognition exemptions on a class-by-class basis for new classes, and lease-by-lease basis, respectively, in the future.

There was no significant impact for contracts in which we are the lessor.

Rogers Communications Inc.	14	Second Quarter 2019

Effect of IFRS 16 Transition
Below is a summary of the IFRS 16 adjustments on certain key financial metrics from our Consolidated Statement of Financial Position as at January 1, 2019.

(in millions of dollars)	Reference	As reported as at December 31, 2018	Effect of IFRS 16 transition	Subsequent to transition as at January 1, 2019

Assets
Current assets:
Other current assets		436	(23)	413
Remainder of current assets		4,452	—	4,452
Total current assets		4,888	(23)	4,865

Property, plant and equipment	i	11,780	1,481	13,261
Remainder of long-term assets		15,250	—	15,250

Total assets		31,918	1,458	33,376

Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities		3,052	(55)	2,997
Current portion of lease liabilities	i	—	190	190
Remainder of current liabilities		3,784	—	3,784
Total current liabilities		6,836	135	6,971

Lease liabilities	i	—	1,355	1,355
Deferred tax liabilities		2,910	(9)	2,901
Remainder of long-term liabilities		13,993	—	13,993
Total liabilities		23,739	1,481	25,220

Shareholders' equity		8,179	(23)	8,156

Total liabilities and shareholders' equity		31,918	1,458	33,376

i) Right-of-use assets and lease liabilities
We have recorded a right-of-use asset and a lease liability for all existing leases at the lease commencement date, which is January 1, 2019 for the purposes of our adoption. The lease liability has been initially measured at the present value of lease payments that remain to be paid at the commencement date. Lease payments included in the measurement of the lease liability include:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or rate;

•	amounts expected to be payable under a residual value guarantee; and

•
the exercise price under a purchase option that we are reasonably certain to exercise, lease payments in an optional renewal period if we are reasonably certain to exercise an extension option, and penalties for early termination of a lease unless we are reasonably certain not to terminate early.

After transition, the right-of-use asset will initially be measured at cost, consisting of:

•	the initial amount of the lease liability, adjusted for any lease payments made at or before the commencement date; plus

•	any initial direct costs incurred; and

•	an estimate of costs to dismantle and remove the underlying asset or restore the site on which it is located; less

•	any lease incentives received.

The right-of-use asset will typically be depreciated on a straight-line basis over the lease term, unless we expect to obtain ownership of the leased asset at the end of the lease. The lease term will consist of:

•	the non-cancellable period of the lease;

•	periods covered by options to extend the lease, where we are reasonably certain to exercise the option; and

•	periods covered by options to terminate the lease, where we are reasonably certain not to exercise the option.

Rogers Communications Inc.	15	Second Quarter 2019

Financial Guidance

There are no changes at this time to the consolidated guidance ranges for revenue, adjusted EBITDA, free cash flow, or capital expenditures, which were provided on January 24, 2019. See "About Forward-Looking Information" in this earnings release and "Financial and Operating Guidance" in our 2018 Annual MD&A. Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. They are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2018 Annual MD&A and our Second Quarter 2019 MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:

•	subscriber counts;

•	Wireless;

•	Cable; and

•	homes passed (Cable);

•	subscriber churn (churn);

•	blended average billings per user (ABPU);

•	blended average revenue per user (ARPU);

•	capital intensity; and

•	total service revenue.

Rogers Communications Inc.	16	Second Quarter 2019

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted EBITDA:
Net income
add (deduct)
income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:
Adjusted EBITDA
divided by
revenue.
Net income
	●	We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●
To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:
Net income
add (deduct)
restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income and adjusted net income including the dilutive effect of stock-based compensation divided by
basic and diluted weighted average shares outstanding.
Net income Basic and diluted earnings per share
Free cash flow [1]	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.
Total long-term debt
add (deduct)
current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; current portion of lease liabilities; lease liabilities; bank advances (cash and cash equivalents); and short-term borrowings.
Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Debt leverage ratio	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

[1]
Effective January 1, 2019, we redefined free cash flow such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We redefined free cash flow to simplify this measure and we believe removing it will make us more comparable within our industry.

Rogers Communications Inc.	17	Second Quarter 2019

Reconciliation of adjusted EBITDA

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2019	2018	2019	2018

Net income	591	538	982	963
Add:
Income tax expense	186	200	325	341
Finance costs	206	193	395	412
Depreciation and amortization	614	545	1,223	1,089

EBITDA	1,597	1,476	2,925	2,805
Add (deduct):
Other (income) expense	(1)	2	(14)	(21)
Restructuring, acquisition and other	39	26	59	69
Gain on disposition of property, plant and equipment	—	—	—	(11)

Adjusted EBITDA	1,635	1,504	2,970	2,842

Reconciliation of adjusted EBITDA margin

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except margins)	2019	2018	2019	2018

Adjusted EBITDA	1,635	1,504	2,970	2,842
Divided by: total revenue	3,780	3,756	7,367	7,389

Adjusted EBITDA margin	43.3%	40.0%	40.3%	38.5%

Reconciliation of adjusted net income

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2019	2018	2019	2018

Net income	591	538	982	963
Add (deduct):
Restructuring, acquisition and other	39	26	59	69
Loss on repayment of long-term debt	—	—	—	28
Gain on disposition of property, plant and equipment	—	—	—	(11)
Income tax impact of above items	(10)	(10)	(16)	(18)
Income tax adjustment, legislative tax change	(23)	—	(23)	—

Adjusted net income	597	554	1,002	1,031

Rogers Communications Inc.	18	Second Quarter 2019

Reconciliation of adjusted earnings per share

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except per share amounts; number of shares outstanding in millions)	2019	2018	2019	2018

Adjusted basic earnings per share:
Adjusted net income	597	554	1,002	1,031
Divided by:
Weighted average number of shares outstanding	512	515	513	515

Adjusted basic earnings per share	$1.17	$1.08	$1.95	$2.00

Adjusted diluted earnings per share:
Diluted adjusted net income	595	554	1,001	1,028
Divided by:
Diluted weighted average number of shares outstanding	514	516	515	516

Adjusted diluted earnings per share	$1.16	$1.07	$1.94	$1.99

Reconciliation of free cash flow

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
(In millions of dollars)		(restated) [1]		(restated) [1]

Cash provided by operating activities	1,057	1,048	2,055	1,933
Add (deduct):
Capital expenditures	(742)	(657)	(1,359)	(1,262)
Interest on borrowings, net of capitalized interest	(183)	(171)	(351)	(353)
Restructuring, acquisition and other	39	26	59	69
Interest paid	139	145	359	383
Program rights amortization	(22)	(16)	(41)	(30)
Net change in contract asset balances	20	25	29	94
Change in non-cash operating working capital items	209	128	222	149
Other adjustments	92	67	41	53

Free cash flow	609	595	1,014	1,036

[1]
Effective January 1, 2019, we have redefined free cash flow such that we no longer adjust for the "net change in contract asset and deferred commission cost asset balances". We have redefined free cash flow to simplify this measure and believe removing it will make us more comparable within our industry.

Rogers Communications Inc.	19	Second Quarter 2019

Reconciliation of adjusted net debt and debt leverage ratio

	As at June 30	As at January 1	As at December 31
(In millions of dollars)	2019	2019	2018

Current portion of long-term debt	500	900	900
Long-term debt	15,663	13,390	13,390
Deferred transaction costs and discounts	141	114	114
	16,304	14,404	14,404
Add (deduct):
Net debt derivative assets	(1,004)	(1,373)	(1,373)
Credit risk adjustment related to net debt derivative assets	(29)	(75)	(75)
Short-term borrowings	1,989	2,255	2,255
Current portion of lease liabilities	196	190	—
Lease liabilities	1,412	1,355	—
Cash and cash equivalents	(404)	(405)	(405)

Adjusted net debt	18,464	16,351	14,806

	As at June 30	As at January 1	As at December 31
(In millions of dollars, except ratios)	2019	2019	2018

Adjusted net debt	18,464	16,351	14,806
Divided by: trailing 12-month adjusted EBITDA	6,196	6,157	5,983

Debt leverage ratio	3.0	2.7	2.5

As a result of our adoption of IFRS 16 effective January 1, 2019, we have modified our definition of adjusted net debt such that it now includes the total of "current portion of lease liabilities" and "lease liabilities". We believe adding total lease liabilities to adjusted net debt is appropriate as they reflect payments to which we are contractually committed and the related payments have been removed from our calculation of adjusted EBITDA due to the accounting change.

Additionally, as we have not restated comparative periods prior to 2019 due to our transition method, we have calculated the debt leverage ratio as at June 30, 2019 using pro forma adjusted EBITDA for the six months ended December 31, 2018 to remove rent expense as if we had adopted IFRS 16 retrospectively. Calculating debt leverage ratio as at January 1, 2019 using pro forma adjusted EBITDA for the full-year 2018 yields a ratio of 2.7. As the lease liabilities are included in adjusted net debt, we believe this adjustment provides a more meaningful and consistent basis on which to determine debt leverage ratio.

Rogers Communications Inc.	20	Second Quarter 2019

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of dollars, except per share amounts, unaudited)

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Revenue	3,780	3,756	7,367	7,389

Operating expenses:
Operating costs	2,145	2,252	4,397	4,547
Depreciation and amortization	614	545	1,223	1,089
Gain on disposition of property, plant and equipment	—	—	—	(11)
Restructuring, acquisition and other	39	26	59	69
Finance costs	206	193	395	412
Other (income) expense	(1)	2	(14)	(21)

Income before income tax expense	777	738	1,307	1,304
Income tax expense	186	200	325	341

Net income for the period	591	538	982	963

Earnings per share:
Basic	$1.15	$1.04	$1.91	$1.87
Diluted	$1.15	$1.04	$1.90	$1.86

Rogers Communications Inc.	21	Second Quarter 2019

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of dollars, unaudited)

	As at June 30	As at January 1	As at December 31
	2019	2019	2018

Assets
Current assets:
Cash and cash equivalents	404	405	405
Accounts receivable	2,193	2,259	2,259
Inventories	459	466	466
Current portion of contract assets	1,120	1,052	1,052
Other current assets	445	413	436
Current portion of derivative instruments	146	270	270
Total current assets	4,767	4,865	4,888

Property, plant and equipment	13,538	13,261	11,780
Intangible assets	8,899	7,205	7,205
Investments	2,569	2,134	2,134
Derivative instruments	1,191	1,339	1,339
Contract assets	496	535	535
Other long-term assets	150	132	132
Goodwill	3,923	3,905	3,905

Total assets	35,533	33,376	31,918

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	1,989	2,255	2,255
Accounts payable and accrued liabilities	2,773	2,997	3,052
Income tax payable	226	177	177
Other current liabilities	136	132	132
Contract liabilities	196	233	233
Current portion of long-term debt	500	900	900
Current portion of lease liabilities	196	190	—
Current portion of derivative instruments	45	87	87
Total current liabilities	6,061	6,971	6,836

Provisions	37	35	35
Long-term debt	15,663	13,390	13,390
Derivative instruments	177	22	22
Lease liabilities	1,412	1,355	—
Other long-term liabilities	416	546	546
Deferred tax liabilities	2,953	2,901	2,910
Total liabilities	26,719	25,220	23,739

Shareholders' equity	8,814	8,156	8,179

Total liabilities and shareholders' equity	35,533	33,376	31,918

Rogers Communications Inc.	22	Second Quarter 2019

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of dollars, unaudited)

	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018
Operating activities:
Net income for the period	591	538	982	963
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	614	545	1,223	1,089
Program rights amortization	22	16	41	30
Finance costs	206	193	395	412
Income tax expense	186	200	325	341
Post-employment benefits contributions, net of expense	(123)	(86)	(115)	(69)
Gain on disposition of property, plant and equipment	—	—	—	(11)
Net change in contract asset balances	(20)	(25)	(29)	(94)
Other	30	21	60	(5)
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,506	1,402	2,882	2,656
Change in non-cash operating working capital items	(209)	(128)	(222)	(149)
Cash provided by operating activities before income taxes paid and interest paid	1,297	1,274	2,660	2,507
Income taxes paid	(101)	(81)	(246)	(191)
Interest paid	(139)	(145)	(359)	(383)

Cash provided by operating activities	1,057	1,048	2,055	1,933

Investing activities:
Capital expenditures	(742)	(657)	(1,359)	(1,262)
Additions to program rights	(7)	(6)	(14)	(12)
Changes in non-cash working capital related to capital expenditures and intangible assets	26	(57)	(81)	(195)
Acquisitions and other strategic transactions, net of cash acquired	(1,731)	—	(1,731)	—
Other	(7)	1	(10)	11

Cash used in investing activities	(2,461)	(719)	(3,195)	(1,458)

Financing activities:
Net (repayment) proceeds received on short-term borrowings	(642)	1,355	(212)	507
Net issuance (repayment) of long-term debt	2,676	(1,761)	2,276	(823)
Net (payments) proceeds on settlement of debt derivatives and forward contracts	(93)	362	(104)	346
Principal payments of lease liabilities	(38)	—	(79)	—
Transaction costs incurred	(33)	—	(33)	(16)
Repurchase of Class B Non-Voting Shares	(69)	—	(205)	—
Dividends paid	(257)	(247)	(504)	(494)

Cash provided by (used in) financing activities	1,544	(291)	1,139	(480)

Change in cash and cash equivalents	140	38	(1)	(5)
Cash and cash equivalents (bank advances), beginning of period	264	(49)	405	(6)

Cash and cash equivalents (bank advances), end of period	404	(11)	404	(11)

Rogers Communications Inc.	23	Second Quarter 2019

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

•
typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•
includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures"), among others:

•	revenue;

•	total service revenue;

•	adjusted EBITDA;

•	capital expenditures;

•	cash income tax payments;

•	free cash flow;

•	dividend payments;

•	the growth of new products and services;

•	expected growth in subscribers and the services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	continued cost reductions and efficiency improvements;

•	traction against our debt leverage ratio; and

•	all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on the following factors, among others:

•	general economic and industry growth rates;

•	currency exchange rates and interest rates;

•	product pricing levels and competitive intensity;

•	subscriber growth;

•	pricing, usage, and churn rates;

•	changes in government regulation;

•	technology deployment;

•	availability of devices;

•	timing of new product launches;

•	content and equipment costs;

•	the integration of acquisitions; and

•	industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;

•	technological changes;

•	economic conditions;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities; and

•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Rogers Communications Inc.	24	Second Quarter 2019

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections of our Second Quarter 2019 MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2018 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to our website is not part of or incorporated into this earnings release.

# # #

Rogers Communications Inc.	25	Second Quarter 2019